FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of June

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)

HSBC FINANCE CORP. REACHES
AGREEMENT TO RESOLVE
14-YEAR SHAREHOLDER CLASS ACTION

HSBC Finance Corporation (HSBC Finance) today announced a resolution to a 14-year shareholder class action based on events that took place prior to HSBC's acquisition of Household International Inc. in 2003.

Having previously disclosed in public filings a potential exposure of up to US$3.6bn, HSBC Finance agreed to pay US$1.575bn to settle all claims in Jaffe v. Household International.

The case was filed in 2002, and a jury ruled for the plaintiffs in a 2009 trial. In May 2015, the US Court of Appeals for the Seventh Circuit reversed a partial final judgment against Household International Inc., the predecessor entity to HSBC Finance, and remanded the case for a new trial on loss causation and damages.

The settlement is subject to court approval and is expected to result in a pretax charge to HSBC Finance of approximately US$585m, including legal fees and expenses, in the second quarter of 2016.

Investor enquiries to:
Nick Turnor	+44 (0) 20 7992 5501	investorrelations@hsbc.com

Media enquiries to:
Rob Sherman	+1 212 525 6901	robert.a.sherman@us.hsbc.com

Forward-looking statements:

Certain statements in this press release are "forward-looking statements" within the meaning of the rules and regulations of the U.S. Securities and Exchange Commission. These statements are based on management's current expectations and are subject to uncertainty and changes in circumstances. Actual results and other financial conditions may differ materially from those included in these statements due to a variety of factors including those contained in HSBC Finance Corporation's filings with the U.S. Securities and Exchange Commission, including without limitation the "Risk Factors" section of HSBC Finance Corporation's 2015 Annual Report on Form 10-K. Precautionary statements included in such filings should be read in conjunction with this release.

Note to editors:

HSBC Finance Corporation, through its subsidiaries, owns and services a portfolio of residential real estate loans. HSBC Finance Corporation is a subsidiary of HSBC North America Holdings Inc.

ends/all

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                       By:

                                                                                     Name: Ben J S Mathews

                                                                                                Title: Group Company Secretary

                                                                               Date: 17 June 2016